Cimarron Software, Inc.
15 South 1200 East
Salt Lake City, UT 84102

October 5, 2012

Securities and Exchange Commission
Attn: Barbara C. Jacobs, Assistance Director; Ryan Houseal, Attorney-Advisor
Division of Corporation Finance
Washington, D.C. 20549

RE:         Cimarron Software, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 10, 2012
File No. 333-181388

Dear Ms. Jacobs and Mr. Houseal,

In response to your letter dated September 25, 2012, we have filed a redacted version of the Data in Motion LLC services agreement as Exhibit 99.1 pursuant to our separate Confidential Treatment Request as to certain pricing information therein, and we have revised our financial statements and related prospectus discussion as instructed.

Per your request, we acknowledge the following:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please feel free to contact our counsel, Vincent & Rees, via telephone at (801) 303-5730.  Thank you for your assistance and review.

Sincerely,

/s/ David Fuhrman
David Fuhrman
Chief Executive Officer